Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125338

SUPPLEMENT NO. 1, DATED DECEMBER 11, 2006
TO THE PROSPECTUS DATED NOVEMBER 21, 2006
OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisitions

From December 6, 2006 through December 11, 2006, a joint venture between a wholly-owned subsidiary of ours and DCT Industrial Trust, Inc. (“DCT Industrial Trust”), formerly known as Dividend Capital Trust, Inc., acquired a fee interest in four industrial properties (the “Second Traunch Assets”) pursuant to a joint venture agreement entered into on September 1, 2006 (“the Joint Venture”) between us and DCT Industrial Trust.  The Second Traunch Assets consisted of the following four properties: 1) Old Silver Spring Industrial Property (“Old Silver Spring”), an industrial property located in the Central Pennsylvania market, 2) Marine Drive Industrial Property (“Marine Drive”), an industrial property located in the Charlotte, North Carolina market, 3) Hanson Way Distribution Center (“Hanson Way”), an industrial property located in the Sacramento, California market, and 4) Pencader Industrial Property (“Pencader”), an industrial property located in the Philadelphia, Pennsylvania market. The total acquisition cost of the Second Traunch Assets was approximately $58.1 million (consisting of an approximate $57.8 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us to the Joint Venture using proceeds from our public equity offering and (ii) an equity contribution from DCT Industrial Trust to the Joint Venture. The four properties of the Second Traunch Assets comprise a total of approximately 1.1 million net rentable square feet and are currently 100% leased to a total of seven tenants.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $1.0 million (equal to 2% of our equity interest in the approximate $57.8 million purchase price). This amount is not included in the approximate $58.1 million in total acquisition cost of the Second Traunch Assets. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the Second Traunch Assets and (ii) a monthly fee equal to 6.0% of our aggregate monthly net operating income derived from the Second Traunch Assets.

In addition, DCT Industrial Trust is eligible for potential profit participation upon the ultimate sale of the properties comprising the Second Traunch Assets.  DCT Industrial Trust will also manage the properties comprising the Second Traunch Assets, for which they will receive customary market-based asset management fees from the Advisor.

The Joint Venture was formed for the primary purpose of acquiring the Second Traunch Assets. We and DCT Industrial Trust have in the past and may also in the future pursue similar arrangements. Pursuant to the Joint Venture, we and DCT Industrial Trust were required to make initial equity capital contributions equal to 90.0% and 10.0%, respectively, of the total acquisition cost of the properties comprising the Second Traunch Assets. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof.

The Second Traunch Assets were acquired by a joint venture between a wholly-owned subsidiary of ours and wholly owned subsidiaries of DCT Industrial Trust.  DCT Industrial Trust was the seller for Old Silver Spring and Marine Drive.  Hanson Way was acquired by the Joint Venture from various unrelated third parties related to Argus Realty Investors, L.P. and Pencader was acquired by the Joint Venture from Mid-Atlantic Industrial LLC. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.